FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of:   September 2011

Commission File Number:                 01-15016
NORDION INC. (Translation of registrant's name into English)
447 March Road Ottawa, Ontario Canada K2K 1X8 (Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F......... Form 40-F....X.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ...X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDION INC.

Date: September 13, 2011	By:	/s/ Andrew Foti
Andrew Foti
Title: Senior Vice President, General Counsel & Corporate Secretary

Documents Included as Part of this report:

No.	Document
1	Nordion Inc. – Nordion Inc. Declares Quarterly Dividend

Document 1

For Immediate Release

Nordion Inc. Declares Quarterly Dividend

OTTAWA, Canada, September 13, 2011 – The Board of Directors for Nordion Inc. (TSX: NDN) (NYSE: NDZ), a leading provider of products and services to the global health science market, declared a quarterly dividend of US$0.10 per share on the outstanding common shares of the Company. The dividend is payable on October 1, 2011 to shareholders of record at the close of business on September 23, 2011.

About Nordion Inc.
Nordion Inc. (TSX: NDN) (NYSE: NDZ) is a global specialty health science company that provides market-leading products used for the prevention, diagnosis and treatment of disease. We are a leading provider of medical isotopes, targeted therapies and sterilization technologies that benefit the lives of millions of people in more than 60 countries around the world. Our products are used daily by pharmaceutical and biotechnology companies, medical-device manufacturers, hospitals, clinics and research laboratories. Nordion has more than 500 highly skilled employees in three locations. Find out more at www.nordion.com.

Forward Looking Statements
Certain statements contained in this news release constitute "forward-looking statements". These statements are based on current beliefs and assumptions of management, however are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from the forward-looking statements in this news release. For additional information with respect to certain of these beliefs, assumptions, risks and uncertainties, please refer to Nordion’s Annual Information Form for fiscal 2010 available on SEDAR at www.sedar.com and on EDGAR on www.sec.gov.

CONTACTS:

INVESTORS:
Ana Raman
(613) 595-4580
investor.relations@nordion.com

MEDIA:
Tamra Benjamin
(613) 592-3400 x.1022
tamra.benjamin@nordion.com

SOURCE: Nordion